[redacted]

13012951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-67867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mission Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 W. Superior, Suite 200
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josef Guzowski (312) 260-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

***** PUBLIC DOCUMENT *****

OLD MISSION CAPITAL LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Josef Guzowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Capital LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

"OFFICIAL SEAL"
Daniel Bolous
Notary Public, State of Illinois
Cook County
My Commission Expires Jan. 5, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

***** PUBLIC DOCUMENT *****

INDEPENDENT AUDITOR'S REPORT

To the Members
Old Mission Capital LLC

We have audited the accompanying statement of financial condition of Old Mission Capital LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Old Mission Capital LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 26, 2013

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

OLD MISSION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 1,441,305
Cash - restricted	2,910
Interest and dividend receivable	75,677
Due from clearing broker	121,661,873
Securities owned, at market	
Futures	2,284,084
Equities	300,157,800
Property and equipment, net	326,539
Deposits	10,000
Security deposit	55,685
	$ 426,015,873

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market	
Equities	$ 380,995,197
Futures	2,130,302
Accounts payable and accrued expenses	559,656
	383,685,155
MEMBERS' EQUITY	42,330,718
	$ 426,015,873

The accompanying notes are an integral part of this statement.

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Old Mission Capital LLC, an Illinois limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the SEC and the Chicago Stock Exchange, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Cash-Restricted. Cash-restricted consists of amounts deposited into a separate account as required by FINRA. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance.

Due To/From Clearing Broker. Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Property and Equipment. Property and equipment consists of computer equipment, furniture, and leasehold improvements. These are depreciated over their estimated useful lives.

Deposits. The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker.

Revenue Recognition. The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Dividends and Interest. Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Income Taxes. The Company is taxed as a partnership and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures*. The fair value measurement for these assets and related liabilities are all level 1 inputs, thus are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivatives. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. See Note 4 and Note 5 for other disclosures related to derivatives.

Fair values of forwards, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Volume of Derivative Activities. At December 31, 2012, the volume of the Company's derivative activities based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure		Short Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Equity price				
Future contracts	$ 926,395	1,893	$(1,090,233)	1,269
Foreign currency exchange rate				
Future contracts	71,720	96	(400,298)	520
Commodity price				
Future contracts	46,150	41	(5,164)	257
Other risk				
Contract for difference	1,239,819	3,365,453	(634,607)	2,620,820
	$ 2,284,084	3,367,483	$(2,130,302)	2,622,866

[a] Notional amounts are presented net of identical offsetting derivative contracts.

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

NOTE 3 – FINANCIAL INSTRUMENTS (Concluded)

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2012. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Equity price		
Futures contract	$ 926,395	$ 1,090,233
Foreign currency exchange rate		
Forward contracts	71,720	400,298
Commodity price		
Future contracts	46,150	5,164
Other risk		
Contract for difference	1,239,819	634,607
Gross derivative assets and liabilities	2,284,084	2,130,302
Less: Master netting arrangements	-	-
Less: Cash collateral applied	-	-
Net derivative assets and liabilities	$ 2,284,084	$ 2,130,302

Short Sales. The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS

Financial Instruments. The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

(Continued)

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS (Continued)

Financial Futures Contracts. The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Forward Contracts. The Company enters into forward contracts to hedge itself against foreign currency exchange risk for its foreign currency denominated assets and liabilities due to adverse foreign currency fluctuations against the U.S. dollar, and to manage the price risk associated with its commodity portfolio positions.

Forward currency and commodities transactions are contracts or agreements for delayed delivery of specific currencies and commodities in which the seller agrees to make delivery at a specified future date of specified currencies and commodities. Risk associated with forward currency and commodities contracts are the inability of the counterparties to meet the terms of their contracts and movements in fair value and exchange rates. Gains and losses on forward currency and commodities transactions are recorded based on changes in fair values and are included with net realized and unrealized gain (loss) on derivative contracts as net trading in the statement of operations.

Options. The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Warrants. The Company may receive warrants from its portfolio companies upon an investment in the debt or equity of a company. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components-time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

(Continued)

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS (Concluded)

Credit-risk-related Contingent Features. The Company's derivative contracts are subject to International Swaps and Derivatives Association ("ISDA") Master agreements which contain certain covenants and other provisions that may require the Company to post collateral on derivatives if the Company is in a net liability position with its counterparties exceeding certain amounts. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2012, is $5,951,515 for which the Company has posted collateral of $20,252,516 in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2012, the Company would not be required to post additional collateral to its counterparties. Additionally, counterparties may immediately terminate these agreements and the related derivative contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages or amounts. As of December 31, 2012, the termination value of these derivative contracts were equal to their fair values. See Note 3 and Note 5 for other disclosures related to derivatives.

Margin. The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk. The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

NOTE 5 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

NOTE 5 – GUARANTEES (Concluded)

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. See Note 3 and Note 4 for other disclosures related to derivatives.

Indemnifications. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees. The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make material payments under these agreements is remote.

NOTE 6 – COMMITMENTS

The Company leases space in Chicago, Illinois under a non-cancelable operating lease that expires in December 2018, and requires a security deposit in the amount of $55,685.

Future minimum lease payments are as follows as of December 31, 2012:

Year Ending December 31	Amount
2013	$ 187,205
2014	191,018
2015	196,377
2016	201,736
2017	205,895
2018	210,055
	$ 1,192,286

OLD MISSION CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Concluded)

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $1,000,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2012, the Company had net capital of $17,893,118, which was $16,893,118 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was .0022 to 1.

Subsequent to year end, the Company made capital distributions of $6,400,000. No other capital distributions are anticipated to be made during the six months after December 31, 2012.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from December 31, 2012 through February 26, 2013, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurring during the period that have not been properly disclosed in the notes to the financial statements.